January 15, 2021

Via Edgar

Ms. Katherine Bagley

Division of Corporation

Office of Consumer Products

U.S. Securities and Exchange Commission

Re:	Global Internet of People, Inc.

Amendment No. 7 to Registration Statement on Form F-1

Filed December 28, 2020

File No. 333-233745

Dear Ms. Bagley:

This letter is in response to the letter dated January 6, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Global Internet of People, Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment No.8”) is being filed to accompany this letter.

Amendment No. 7 to Registration Statement on Form F-1

Consolidated Financial Statements

General, page F-1

1.	Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representation noted in the Instruction to Item 8.A.4:2. as an exhibit to your registration statement.

Response: In response to the Staff’s comment, the Company has include the representation noted in the Instruction to Item 8.A.4:2. as exhibit 99.8 to Amendment No.8.

Exhibit 23.1, page II-6

2.	Please include an updated consent from your auditor as a result of the comment noted above.

Response:  In response to the Staff’s comment, the Company has included an updated consent from its auditor as exhibit 23.1 to Amendment No.8.

Executive Compensation, page 89

3.	Please update this disclosure as of the fiscal year ended December 31, 2020. Refer to Item 6.B of Form 20-F.

Response:  In response to the Staff’s comment, the Company has updated its disclosure as of the fiscal year ended December 31, 2020, on page 89 of Amendment No.8.

As previously discussed with the Staff by phone on January 8, 2021, the Staff was advised by the Company that a press release was issued on December 4, 2020 (the “Release”) and the Staff has inquired as to whether the Release constitutes an “offer” as defined under the Securities Act and, if so, what risks and liabilities could arise therefrom.

Under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), all offers and sales of securities must be registered with the Commission or qualify for an exemption from such registration requirements.

Section 2(a)(3) of the Securities Act defines the term “offer” as “every attempt or offer to dispose of, or solicitation of any offer to buy, a security or interest in a security, for value.” In Securities Act Release No. 33-3844, the Commission noted that the definition of “offer” in Section 2(a)(3) of the Securities Act includes: “The publication of information and statements, and publicity efforts, generally, … may in fact contribute to conditioning the public mind or arousing public interest in the issuer or in the securities of an issuer in a manner which raises a serious question whether the publicity is not in fact part of the selling effort.”

Rule 405 under the Securities Act defines a free writing prospectus as, unless the context requires otherwise, any “written communication” that constitutes an offer to sell or a solicitation of an offer to buy securities relating to a registered offering, that is used after a registration statement has been filed. Under Rule 164, a failure to file or a delay in filing a free writing prospectus will not be considered a violation as long as a good faith and reasonable effort was made to comply with the filing requirement and the free writing prospectus is filed as soon as practicable after the discovery of the failure to file.

The Release announced commencement of roadshows in connection with the Company’s IPO. It contains (i) information on the time frame of the roadshows and the cities in China where the roadshows would be held, (ii) a brief description of the Company’s business, the industry it is engaged in, and its operation results, (iii) a statement by the CEO of the Company concerning the IPO in general terms, and (iv) information regarding Nasdaq, where the Company’s shares are anticipated to be listed.

The Company acknowledges that the Release, issued during the “waiting period” when a registration statement was filed but not yet declared effective, may fall within the definitions of an “Offer” and a “free writing prospectus” under the Securities Act, as such terms are broadly defined. Nevertheless, the Company assesses the risk exposure and liabilities of the Company that would arise therefrom would be limited, based on the following reasons: (i) the Company filed the Release as a free writing prospectus on January 13, 2021 shortly after it discovered this Release was not filed, (ii) the contents of the Release are factual and would be permissible under Rule 134 (a)(1), (a)(3), (a)(11), (a)(19) and (a)(20) under the Securities Act; (iii) the operational and financial information about the Company contained in the Release had been disclosed in the registration statement on file; and (iv) any possible effect of the Release on the market should have dissipated because sufficient time has lapsed between the date the Release was issued and the date of this response letter. The Company understands the serious nature of this issue and is committed to adopting appropriate measures to ensure the proper review, approval, and filing of any public communications in the future.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Haiping Hu
Name: Haiping Hu
Title: Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC